# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty TripAdvisor Holdings, Inc., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Series A common stock
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001697790

## Reporting persons
- Wittenberg Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 1,708,792; shared voting power 0; sole dispositive power 1,708,792; shared dispositive power 0; aggregate amount beneficially owned 1,708,792 (2.34% of the class)

## Item 1. Issuer
Name of issuer: Liberty TripAdvisor Holdings, Inc.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, 12300 LIBERTY BLVD, ENGLEWOOD, COLORADO 80112

## Item 2. Person Filing
Name of person filing: Wittenberg Investment Management, Inc.
Address of principal business office or, if none, residence: 650 Concord Street, Suite 203, Massachusetts, 01741
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1708792
Percent of class: 2.34
Sole power to vote or to direct the vote: 1708792
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1708792
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to IA is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Wittenberg Investment Management, Inc.: Joel B. Wittenberg, President (02/14/2025)